Summit Healthcare Acquisition Corp.

Unit 1101, 11th Floor

1 Lyndhurst Tower, 1 Lyndhurst Terrace

Central, Hong Kong

June 1, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Abby Adams and Christopher Edwards

Re:	Summit Healthcare Acquisition Corp.

Registration Statement on Form S-1

File No. 333-255722

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Summit Healthcare Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on June 3, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler or Steve Lin of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660 or (+86 10) 5737-9315, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,
/s/ Bo Tan
Name: Bo Tan
Title: Chief Executive Officer